SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

               __________________________________


                            FORM 11-K

                          ANNUAL REPORT
                    PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934




(Mark One):

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED].
      For the fiscal year ended May 31, 1994.

                               OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
      For the transition period from __________ to __________.

Commission file number:  1-1185

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


  Profit Sharing and Savings Plan of General Mills Restaurants,
                              Inc.
                 General Mills Restaurants, Inc.
                     5900 Lake Ellenor Drive
                     Orlando, Florida 32809
      (Mail: P.O. Box 593330, Orlando, Florida 32859-3330)


    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       General Mills, Inc.
               Number One General Mills Boulevard
                  Minneapolis, Minnesota 55426
             (Mail: P.O. Box 1113, Zip: 55440-1113)

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Profit Sharing and Savings Plan of General Mills Restaurants, Inc. has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                      PROFIT SHARING AND SAVINGS PLAN OF
                      GENERAL MILLS RESTAURANTS, INC.



                      By: \s\ Jon R. Reiker
                          Jon R. Reiker, Chairman
                          Plan Committee of the Profit Sharing and
                          Savings Plan of General Mills Restaurants, Inc.

Date:  November 22, 1994